A.B. KORELIN & ASSOCIATES INC._

108 SE 124th Avenue	Phone: 360-891-7114
Vancouver, Washington 98684	Fax: 360-891-7005

On behalf of Jet Gold Corporation, we hereby submit Jet Gold’s initial 20-F Registration Statement. To respond to this filing, please contact me at the numbers listed above or Robert Card, President and Director of Jet Gold, by phone at (604) 687-7828 or by fax at (604) 687-7848.

Sincerely,

/s/ Al Korelin

Al Korelin

A.B. Korelin & Associates